

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

May 26, 2016

<u>Via E-mail</u>
Mr. Paul K. Ito
Chief Financial Officer
Alexander & Baldwin, Inc.
822 Bishop Street, P.O. Box 3440
Honolulu, HI 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35492**

Dear Mr. Ito:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities